UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2019

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 21 February 2019

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 21, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

21 February 2019

Barclays PLC

Annual Report and Accounts 2018

UK Listing Authority submissions

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays PLC announces that the following documents will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

●
Barclays PLC Annual Report 2018;
●
Barclays PLC Strategic Report 2018; and
●
Pillar 3 Report for 2018.

These documents may also be accessed via Barclays PLC's website at home.barclays/investorrelations

The Barclays PLC Strategic Report 2018 (or the full Annual Report 2018 for those shareholders who have requested it) will be posted to shareholders on Tuesday, 19 March 2019.

The Barclays PLC Board announces that Dambisa Moyo and Reuben Jeffery III, both having served on the Board for nine years, have decided not to stand for re-election at the 2019 Annual General Meeting and will be retiring from the Board of Barclays PLC with effect from the close of the Annual General Meeting on 2 May 2019.

Additional information

The following information is extracted from the Barclays PLC Annual Report 2018 (page references are to pages in the Annual Report) and should be read in conjunction with Barclays PLC's Final Results announcement issued on 21 February 2019.  Both documents can be found at home.barclays/investorrelations and together constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays PLC Annual Report 2018 in full.

Risk review
Material existing and emerging risks

Material existing and emerging risks to Barclays Group's future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of Barclays Group's strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those which have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect Barclays Group's strategy and cause the same outcomes as material risks. In addition, certain factors beyond Barclays Group's control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on Barclays Group.

The risks described below are material existing and emerging risks which senior management has identified with respect to Barclays Group.

Material existing and emerging risks potentially impacting more than one principal risk

i) Business conditions, general economy and geopolitical issues

The Barclays Group business mix spreads across multiple geographies and client types. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where Barclays Group is active, or in any systemically important economy, could adversely affect Barclays Group's operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2018, a change in global economic conditions and the reversal of the improving trend may result in lower client activity in Barclays Group, including lower demand for borrowing from creditworthy customers, and/or a reduction in the value of related collateral and/or an increase of Barclays Group's default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect Barclays Group's performance and prospects. Deteriorating economic conditions could also impact the ability of Barclays Group to raise funding from external investors. In addition, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate expected credit losses (ECL), where an increase in ECLs could adversely affect Barclays Group's profitability.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world are at risk of further deterioration, thus potentially increasing market uncertainties and adverse global economic and market conditions, which in turn could adversely affect Barclays Group's profitability in certain geographical locations.

In the UK, the vote in favour of leaving the European Union (EU), see ii) Process of UK withdrawal from the European Union below, has given rise to political uncertainty with potential consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages, resulting in reduced business and, thereby, negatively impacting Barclays Group's profitability. In turn this may affect businesses dependent on consumers for revenue, exacerbated by current pressures on businesses dependent on discretionary purchases. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact the value of real estate assets and adversely affect mortgage assets. Furthermore, continued uncertainty in the withdrawal process could have a detrimental effect in the economic environment in continental Europe, which may negatively impact Barclays Group's business in specific Eurozone countries.

In the US, where the economy outperformed other key markets in 2018, there is the possibility of significant continued changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays Group portfolios. A significant proportion of Barclays Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on Barclays Group's profitability.

As anticipated, most major central banks have started tightening their monetary policies in 2018 and there remains a possibility that this will continue. The risk of large capital flows spawned by divergent or differently timed policies remains, and this will continue to provide financial market turbulence, in particular in emerging market economies. This may negatively impact Barclays Group's business in the affected regions, under both profiles of credit and market risk.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government's efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom.

Deterioration in emerging markets could affect Barclays Group if it results in higher impairment charges for Barclays Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where Barclays Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence indirectly having a material adverse impact on GDP growth in significant markets and therefore on Barclays Group's performance; (ii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; (iii) reduced ability to obtain capital from other financial institutions for Barclays Group's operations; and (iv) lower levels of fixed asset investment and productivity growth overall.

ii) Process of UK withdrawal from the European Union

The uncertainty around Brexit spanned the whole of 2018, and intensified in the second half of the year. The full impact of the withdrawal may only be realised in years to come, as the economy adjusts to the new regime, but Barclays Group continues to monitor the most relevant risks, including those that may have a more immediate impact, for its business.

●  Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of Barclays Group's trading book positions.

●  Potential UK financial institutions' credit spread widening could lead to reduced investor appetite for Barclays Group's debt securities; this could negatively impact the cost of, and/or access to, funding. There is potential for continued market and interest rate volatility. This volatility could affect underlying interest rate risk value of the assets in the banking book and securities held by Barclays Group for liquidity purposes

●  A credit rating agency downgrade applied directly to Barclays Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase Barclays Group's borrowing costs, credit spreads and materially adversely affect Barclays Group's interest margins and liquidity position.

●  Changes in the long-term outlook for UK interest rates may adversely affect pension liabilities and the market value of investments funding those liabilities.

●  Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays Group's portfolios, notably: higher Loan to Value mortgages, UK unsecured lending including credit cards and commercial real estate exposures.

●  The implementation of trade and customs barriers between the UK and EU could lead to delays and increased costs in the passage of goods for corporate banking customers. This could negatively impact the levels of customer defaults and business volumes which may result in an increase in Barclays Group's impairment charges and a reduction in revenues.

●  Changes to current EU 'Passporting' rights may require further adjustment to the current model for Barclays Group's cross-border banking operation which could increase operational complexity and/or costs.

●  The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK's and the EU's future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays Group's access to the EU talent pool.

●  The legal framework within which Barclays Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to perform existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

●  Should the UK lose automatic qualification to be part of Single Euro Payments Area there could be a resultant impact on the efficiency of, and access to, European payment systems. In addition, loss of automatic qualification to the European Economic Area (EEA) or access to Financial Markets Infrastructure including exchanges, central counterparties and payment services could impact service provision for clients, likely resulting in reduced market share and revenue and increased operating costs for Barclays Group.

●  There are certain execution risks relating to the transfer of Barclays Group's European businesses to Barclays Bank Ireland Group. Technology change could result in outages or operational errors leading to delays in the transfer of assets and liabilities to Barclays Bank Ireland Group, and delayed delivery could lead to European clients losing access to products and service and increased reputational risk.

iii) Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in Barclays Group's main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact Barclays Group's profitability, as retail and corporate business income may increase due to margin decompression, future interest rate increases, if larger or more frequent than expectations, could cause stress in the lending portfolio and underwriting activity of Barclays Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non-investment grade lending.

Changes in interest rates could have an adverse impact on the value of high quality liquid assets which are part of the Barclays Group Treasury function's investment activity. Consequently, this could create more volatility than expected through Barclays Group's FVOCI reserves.

iv) Regulatory change agenda and impact on business model

Barclays Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK's withdrawal from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect Barclays Group's business, capital and risk management strategies and/or may result in Barclays Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

Barclays Bank UK Group was established on 1 April 2018 as the ring-fenced entity under Barclays Group. The relevant rules required to comply with the UK ring-fencing regime are complex and will continue to entail significant costs and operational and legal risks. There may be a risk associated with the uncertainty around interpretation, administration and enforcement of the ring-fencing regime as the regulatory requirements develop. This risk is compounded by the potential for different regulatory interpretation as standards are developed, the impact of the UK's withdrawal from the EU and internal factors, such as Barclays Group's strategy. Failure to maintain ongoing compliance, including from the implementation of any new regulatory requirements that may potentially be enforced, could result in regulatory censure or penalties for Barclays Group.

There are several other significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

●  Changes in prudential requirements (including the risk reduction measures package recently adopted in the EU to amend the Capital Requirements Directive (CRD IV) and the Bank Recovery and Resolution Directive (BRRD)) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding); changing Barclays Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen Barclays Group's position. (See Treasury and capital risk on pages181 to 207 and Supervision and regulation on pages 215 to 222 for more information).

●  The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on Barclays Group's derivatives business. The increased regulation of swaps and security-based swaps may also result in other increases in costs for market participants, as well as reduced liquidity in the markets for such instruments, which could cause further increases in costs and volatility. These and any future requirements, including the US SEC's regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business in the same manner.

More broadly, compliance with the evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which Barclays Group operates. The recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework entailing significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation, which also came into force in January 2018, regulates the use of benchmarks in the EU. In particular, after 1 January 2020 certain Barclays Group entities will not be permitted to use benchmarks unless the relevant administrator is authorised, registered or qualifies under a third-party regime. This may necessitate adapting processes and systems to transition to new alternative benchmarks, which would be a very time-consuming and costly process. Separately, the transition to risk-free rates as part of a wider benchmark reform is also expected to be impactful to Barclays Group in respect of the timing of the development of a robust risk free rate market, an unfavourable market reaction and/or inconsistencies in the adoption of products using the new risk free rates, and also in respect of the costs and uncertainties involved in managing and/or changing historical products to reference risk free rates as a result of the proposed discontinuation of certain existing benchmarks.

●  Barclays Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on Barclays Group's or certain of its members' business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which Barclays Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Group, could result in Barclays Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, refer to Supervision and regulation on page 218.

●  The introduction and implementation of both Payments Service Directive 2 (PSD2) and the Open API standards and data sharing remedy from the UK Competition and Markets Authority following its Retail Banking Market Investigation Order (together 'Open Banking') from January 2018 with delivery across 2019 provides third parties and banks with opportunities to change and enhance the relationship between a customer and their bank. It does this by providing customers with the ability to share their transactional data with authorised third-party service providers either for aggregation or payment services. It is anticipated that both aggregation and payment services will be offered by third parties to Barclay Group's customers and Barclays Group itself has launched an aggregation service. PSD2 will also introduce new requirements to the authentication process for a number of actions customers take, including ecommerce transactions. A failure to comply with Open Banking requirements could expose Barclays Group to regulatory sanction. Further, the data sharing regime could mean that actions or omissions by third-party service providers could expose Barclays Group to potential financial loss from third-party fraud, misuse of customer data, litigation and reputational detriment, amongst other things. The changes to authentication may change the fraud environment across the industry as providers implement different approaches to comply.

Material existing and emerging risks impacting individual principal risks

i) Credit risk

a) Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than has been the case under IAS 39 and has had, and may continue to have, a material impact on Barclays Group's financial condition.

Measurement involves increased complex judgement and impairment charges will tend to be more volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios.

In addition, the move from incurred to expected credit losses has the potential to impact Barclays Group's performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 1 on pages 264 to 267.

b) Specific sectors and concentrations

Barclays Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to Barclays Group's portfolio which could have a material impact on performance:

●  UK retailers. Softening demand, rising costs and a structural shift to online is fuelling pressure on the UK High Street. Whilst we have not seen any material impact, as the UK retailer market repositions itself the trend represents a potential risk in our UK corporate portfolio.

●  Consumer affordability has remained a key area of focus for regulators, particularly in unsecured lending, driven by the growth in levels of borrowing. Macroeconomic factors, such as rising unemployment, that impact a customer's ability to service unsecured debt payments could lead to increased arrears in unsecured products.

●  UK real estate market. UK property represents a significant portion of the overall Barclays Group retail and corporate credit exposure. In 2018, property price growth across the UK continued, however, this growth has slowed in London and the South East where Barclays Group's exposure has high concentration. Barclays Group is at risk of increased impairment from a material fall in property prices due to the depreciation in value of the underlying loan security.

●  Leverage finance underwriting. Barclays Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe Barclays Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for Barclays Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

●  Italian portfolio. Barclays Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy tipped into an official recession at the end of 2018 and should the economy deteriorate further, there could be a material adverse effect on Barclays Group's results including, but not limited to, increased credit losses and higher impairment charges.

Barclays Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on Barclays Group's results due to, for example, increased credit losses and higher impairment charges.

c) Environmental risk

Barclays Group is exposed to credit risks arising from energy and climate change. Indirect risks may be incurred as a result of environmental issues impacting the credit worthiness of the borrower resulting in higher impairment. For further details on Barclays Group's approach to energy and climate change, refer to page 26 of the TCFD section of the Strategic Report and page 151 of the Barclays PLC Pillar 3 Report (unaudited).

ii) Market risk

Market volatility

An uncertain outlook for the direction of monetary policy, the US-China trade conflict, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for Barclays Group's portfolios.

In addition, Barclays Group's trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact Barclays Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

iii) Treasury and capital risk

Barclays Group may not be able to achieve its business plans due to: a) inability to maintain appropriate capital ratios; b) inability to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; and f) non-traded market risk/interest rate risk in the banking book.

a) Inability to maintain prudential ratios and other regulatory requirements

This could lead to Barclays Group's inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen Barclays Group's capital or leverage position.

b) Inability to manage liquidity and funding risk effectively

This may result in Barclays Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause Barclays Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities.

The stability of Barclays Group's current funding profile, in particular that part which is based on accounts and deposits payable on demand or at short notice, could be affected by Barclays Group failing to preserve the current level of customer and investor confidence. Barclays Group also regularly accesses the capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/or customers in Barclays Group, can affect the ability of Barclays Group to access the capital markets and/or the cost and other terms upon which Barclays Group is able to obtain market funding.

c) Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase Barclays Group's borrowing costs, credit spreads and materially adversely affect Barclays Group's interest margins and liquidity position. Consequently, this may result in reduced profitability for Barclays Group.

d) Adverse changes in FX rates impacting capital ratios

Barclays Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, Barclays Group's regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage Barclays Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e) Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to Barclays Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19 the liabilities discount rate is derived from the yields of high quality corporate bonds.

Therefore, the valuation of Barclays Group's defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f) Non-traded market risk/interest rate risk in the banking book

A shortfall in the liquidity pool investment return could increase Barclays Group's cost of funds and impact the capital ratios. Barclays Group's structural hedge programmes for interest rate risk in the banking book rely on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv) Operational risk

a) Cyber threat

The frequency of cyberattacks continues to grow and is a global threat which is inherent across all industries, including the financial sector and is a key area of focus for Barclays Group. The financial sector remains a primary target for cyber criminals. There is an increasing level of sophistication in both criminal and nation state hacking for the purpose of stealing money, stealing, destroying or manipulating data, including customer data, and/or disrupting operations, with threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, supply chain and vulnerability exploitation. Other events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Failure to adequately manage this threat could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure or penalties, legal liability, reduction in shareholder value and reputational damage.

b) Fraud

The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These threats could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

Recent changes in the regulatory landscape will see increased levels of liability being taken by Barclays Group as part of a voluntary code in the UK to provide additional protection to customers and clients who are victims of Authorised Push Payment scams.

c) Operational resilience

The loss of or disruption to Barclays Group's business processing is a material inherent risk theme within Barclays Group and across the financial services industry, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers.

Failure to build resilience into business processes or into the services of technology, real estate or suppliers on which Barclays Group's business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by our customers, potential regulatory censure or penalties, and reputational damage.

d) Supplier exposure

Barclays Group depends on suppliers, including Barclays Services Limited, for the provision of many of its services and the development of technology. Even though Barclays Group depends on suppliers, it continues to be accountable for risk arising from the actions of such suppliers.

Failure to monitor and control Barclays Group's suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to Barclays Group.

Failure to adequately manage outsourcing risk could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure, legal liability and reputational damage.

e) Processing error

As a large, complex bank, Barclays Group faces the risk of material errors in operational processes, including payments and client transactions.

Material operational or payment errors could disadvantage Barclays Group's customers, clients or counterparties and could result in regulatory censure, legal liability, reputational damage and financial loss for Barclays Group.

f) New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across Barclays Group, with new solutions being developed both in-house and in association with third-party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk.

Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

g) Ability to hire and retain appropriately qualified employees

As a regulated financial institution, Barclays Group requires diversified and specialist skilled colleagues. Barclays Group's ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK's decision to leave the EU and the enhanced individual accountability applicable to the banking industry.

Failure to attract or prevent the departure of appropriately qualified and skilled employees could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

h) Tax risk

Barclays Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased Barclays Group's tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase Barclays Group's tax compliance obligations further. In light of the above, there is a risk that Barclays Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of Barclays Group.

i) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to Barclays Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of Barclays Group.

j) Data management and information protection

Barclays Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes Barclays Group to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy, below) or data integrity issues. This could result in regulatory censure, legal liability and reputational damage, including the risk of substantial fines under the General Data Protection Regulation (GDPR), which strengthens the data protection rights for customers and increases the accountability of Barclays Group in its management of that data.

k) Unauthorised or rogue trading

Unauthorised trading, such as a large unhedged position, which arises through a failure of preventative controls or deliberate actions of the trader, may result in large financial losses for Barclays Group, loss of business, damage to investor confidence and reputational damage.

l) Algorithmic trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in increased market exposure and subsequent financial losses for Barclays Group and potential loss of business, damage to investor confidence and reputational damage.

v) Model risk

Enhanced model risk management requirements

Barclays Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays Group has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in Barclays Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi) Conduct risk

There is the risk of detriment to customers, clients, market integrity, effective competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a) Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third-party sales channels and post-sales services, such as complaints handling, collections and recoveries, could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b) Financial crime

Barclays Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations concerning financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by Barclays Group's regulators together with severe penalties, affecting Barclays Group's reputation and financial results.

c) Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the GDPR may be substantial (see iv (j) Data management and information protection, above).

d) Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistle-blowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and Barclays Group.

vii) Reputation risk

Barclays Group's association with sensitive sectors and its impact on reputation

A risk arising in one business area can have an adverse effect upon Barclays Group's overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in Barclays Group's integrity and competence.

Barclays Group's association with sensitive topics and sectors is an area of concern for stakeholders, including:

●  disclosure of climate risks and opportunities, including the activities of certain sections of the client base, which has become the subject of increased scrutiny from regulators, NGOs and other stakeholders

●  the risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers

●  the manufacture and export of military and riot control goods and services by clients and customers.

These associations have the potential to give rise to reputation risk for Barclays Group and may result in loss of business, regulatory censure and missed business opportunity.

In addition to the above, Reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or Barclays Group (see iv a) Cyber threat, iv j) Data management and information protection, and vi) Conduct risk, above).

viii) Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect Barclays Group's results, reputation and ability to conduct its business.

Barclays Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions. Authorities have continued to investigate past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. A breach of applicable legislation and/or regulations could result in Barclays Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates. Where clients, customers or other third parties are harmed by Barclays Group's conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between Barclays Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in Barclays Group being liable to third parties, or may result in Barclays Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which Barclays Group is currently exposed are set out in Note 27. In addition to matters specifically described in Note 27, Barclays Group is engaged in various other legal proceedings which arise in the ordinary course of business. Barclays Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which Barclays Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which Barclays Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters Barclays Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose Barclays Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on Barclays Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on Barclays Group's reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Group's results of operations or cash flow for a particular period.

In January 2017, Barclays was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the Department of Justice (DOJ). During the term of probation, Barclays Group must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance programme designed to prevent and detect the conduct that gave rise to the plea agreement, and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of breaching the plea agreement include the imposition of additional terms and conditions on Barclays Group, an extension of the agreement, or the criminal prosecution of Barclays Group, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on Barclays Group's business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which Barclays Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against Barclays Group or another financial institution facing similar claims, could lead to further claims against Barclays Group.

Related party transactions and Directors' remuneration (Note 39)

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Group's financial statements. Transactions between Barclays PLC and its subsidiaries are fully disclosed in Barclays PLC's financial statements. A list of the Barclays Group's principal subsidiaries is shown in Note 34.

Associates, joint ventures and other entities

The Barclays Group provides banking services to its associates, joint ventures and the Barclays Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Group companies also provide investment management and custodian services to the Barclays Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Group's investments in associates and joint ventures is set out in Note 36.

Amounts included in the Barclays Group's financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds £m
For the year ended and as at 31 December 2018
Total income	-	7	4
Credit impairment and other provisions	-	-	-
Operating expenses	(27)	(7)	-
Total assets	12	1,288	3
Total liabilities	85	2	139
For the year ended and as at 31 December 2017
Total income	(20)	61	4
Credit impairment and other provisions	2	-	-
Operating expenses	-	(23)	-
Total assets	2	1,048	2
Total liabilities	75	2	162
For the year ended and as at 31 December 2016
Total income	(20)	32	4
Credit impairment and other provisions	(13)	-	-
Operating expenses	-	(25)	-
Total assets	72	2,244	-
Total liabilities	94	95	260

Guarantees, pledges or commitments given in respect of these transactions in the year were £20m (2017: £27m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds were £3m (2017: £3m).

Key Management Personnel

Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors and Officers of Barclays PLC, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a member of Key Management Personnel (or any connected person) is also a member of Key Management Personnel (or any connected person) of Barclays PLC.

The Barclays Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2018 £m	2017 £m
As at 1 January	4.8	9.2
Loans issued during the yeara	4.2	0.5
Loan repayments during the yearb	(1.8)	(4.9)
As at 31 December	7.2	4.8

Notes
a.	Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b.	Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2018 £m	2017 £m
As at 1 January	6.9	7.3
Deposits received during the yeara	24.8	25.7
Deposits repaid during the yearb	(24.8)	(26.1)
As at 31 December	6.9	6.9

Notes
a.	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b.	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2018 were £0.9m (2017: £0.3m).

All loans to Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel

Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions, and is consistent with the approach adopted for disclosures set out on pages 99 to 126. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2018 £m	2017 £m
Salaries and other short-term benefits	33.0	33.9
Pension costs	-	0.1
Other long-term benefits	7.6	18.4
Share-based payments	16.2	26.8
Employer social security charges on emoluments	7.5	9.6
Costs recognised for accounting purposes	64.3	88.8
Employer social security charges on emoluments	(7.5)	(9.6)
Other long-term benefits - difference between awards granted and costs recognised	2.8	(9.8)
Share-based payments - difference between awards granted and costs recognised	0.7	(11.7)
Total remuneration awarded	60.3	57.7

Disclosure required by the Companies Act 2006

The following information regarding the Barclays PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2018 £m	2017 £m
Aggregate emolumentsa	9.0	8.5
Amounts paid under LTIPsb	0.9	1.1
	9.9	9.6

Notes
a.
The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred share awards for 2018 with a total value at grant of £1m (2017: £1m) will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions.

b.
The figure above for 'Amounts paid under LTIPs' in 2018 relates to an LTIP award that was released to Tushar Morzaria in 2018. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors' 2018 remuneration in the Directors' Remuneration report relates to the award that is scheduled to be released in 2019 in respect of the 2016-2018 LTIP cycle

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2017: nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2018, there were no Directors accruing benefits under a defined benefit scheme (2017: nil).

Directors' and Officers' shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 24 persons) at 31 December 2018 amounted to 18,884,023 (2017: 12,460,877) ordinary shares of 25p each (0.11% of the ordinary share capital outstanding).

As at 31 December 2018, executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 6,000 (2017: 6,000) Barclays PLC ordinary shares of 25p each at a price of 120p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2018 to persons who served as Directors during the year was £0.4m (2017: £0.2m). The total value of guarantees entered into on behalf of Directors during 2018 was nil (2017: nil).

Directors' responsibility statement

The Directors have responsibility for ensuring that the Company and the Barclays Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Barclays Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic report, Directors' report, Directors' remuneration report and Corporate governance statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and financial statements as they appear on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Barclays Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 51 and 52, confirm to the best of their knowledge that:

a.
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

b.
the management report, on pages 5 to 39, which is incorporated in the Directors' report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
20 February 2019

Barclays PLC
Registered in England.
Company No. 48839

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the continuing impact of IFRS 9 implementation, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group's control. As a result, the Barclays Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group's forward-looking statements. Additional risks and factors which may impact the Barclays Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise

- Ends -

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Lisa Bartrip	Tom Hoskin
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About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com